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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing December 5, 2003 through December 10, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  —
  Fixed-to-mobile calls significantly cheaper, dated December 5, 2003;

  —
  KPN expects strong broadband growth in 2004 and 2005, dated December 10, 2003;

  —
  Fast growth of ADSL, dated December 10, 2003;

  —
  Clarification on press release from earlier today on outlook 2004-2005, dated December 10, 2003.

Press Release
Date
December 5, 2003
Number
Fixed-to-mobile calls significantly cheaper	070pe

        Tariffs for calls from fixed telephones to mobile phones are going to be reduced significantly. This is the direct result of a lowering of tariffs for terminating calls to mobile phones. The reduction follows discussions between the Dutch mobile operators, telecommunications industry regulatory body OPTA and the Netherlands Competition Authority.

        As a result of the agreement, the Netherlands Competition Authority will cease investigations into terminating tariffs. Earlier OPTA policy rules requiring price adjustments become redundant. However, OPTA has reserved the right to order a further reduction of handling tariffs after 1st December 2005 under new legislation if there is no effective competition by that time.

        The price adjustments will be carried out in three steps as shown in the annex. In KPN Mobile's case, the average terminating tariffs will be lowered on 1st January 2004 and again on 1st December 2004 and 1st December 2005 from EUR 0.189 to EUR 0.155, EUR 0.130 and EUR 0.110 per minute, respectively. The tariff reduction is in line with developments elsewhere in Europe.

        Following the first reduction, callers will make an average saving of approx. 17%1 on calls from a fixed telephone to a mobile phone, depending on the mobile operator concerned. A year later there will be a further average saving of about 12%1. This will be followed on 1st December 2005 by another reduction of around 11%1 on average.

        The impact2, 3 on the operating profit (EBITDA) of KPN in 2004 and 2005 is estimated at EUR -65 million and EUR -110 million, respectively4. OPTA's earlier policy rules would have had an estimated impact on KPN's annual operating profit (EBITDA) of EUR -110 million.

        KPN expects that the lowering of prices will lead to an increase in fixed-to-mobile traffic. For Mobile, a revision of the existing business model is expected, whereby changes to handset subsidies and tariffs for mobile calls are among the possibilities.

Annex 1:

        Tariff reductions for GSM 900 operators (KPN, Vodafone) and DCS 1800 operators (T-Mobile, Orange, Telfort and Tele-2 Mobile)

Maximum tariffs as of	GSM 900 operators	DCS 1800 operators
1 January 2004	EUR 0.155	EUR 0.175
1 December 2004	EUR 0.130	EUR 0.147
1 December 2005	EUR 0.110	EUR 0.124

Annex 2:

        Impact2, 3 on revenues and EBITDA in 2004, 20054

	2004		2005
Annual impact (in millions of euro)	Revenues	EBITDA	Revenues	EBITDA
Fixed Network	-300	0	-480	0
Mobile Netherlands	-110	-65	-185	-110
Intercompany revenues	+160	—	+255	—
KPN Group	-250	-65	-410	-110

Compared with the previous year, based on 2003 volumes with unchanged wholesale tariffs for the use of KPN's Fixed Network and dependent on the mobile operator concerned (see annex 1).

Based on 2003 volumes

3
Compared with results in 2003

No calculations made for 2006 due to the right OPTA reserves.

Press Release
Date
December 10, 2003
Number
KPN expects strong broadband growth in 2004 and 2005	072pe

        KPN expects fixed and mobile broadband services to be the principal driver of revenue growth for 2004 and 2005. Ad Scheepbouwer, CEO and Chairman of the Management Board of KPN, made this announcement this morning during an event organised by KPN for investors and analysts. "Take-up of advanced services such as ADSL and i-mode continues to accelerate and our operational performance remains strong. KPN views broadband and mobile as the keys to continued profitable growth in the future," he commented. In addition, Scheepbouwer intends to further expand the mobile businesses in Germany and Belgium in the coming years, and aims to grow the mobile division as a whole into a larger player in Europe.

        Together with other members of KPN's top management, Scheepbouwer also presented an overview of KPN's mid-term prospects, covering 2004 and 2005, as shown in annex 1. The lowering of mobile terminating tariffs in the Netherlands as shown in annex 2 will have a temporary damping effect on revenue growth as foreseen. The EBITDA margin in the Fixed Division is expected to remain strong at between 43% and 45%. In the Mobile Division, the overall EBITDA margin is expected to decline slightly to between 31% and 33%. Pre-tax profits are expected to dip marginally in 2004, generating approx. EUR 1.4 billion, before recovering to exceed EUR 1.5 billion in 2005. Investments in the next two years will increase as a result of UMTS network roll-out, providing the basis for mobile broadband services. KPN remains focussed on free cash flow development and expects to generate more than EUR 2 billion free cash flow in both 2004 and 2005.

        Scheepbouwer also reiterated the outlook for 2003, but expects KPN's net debt to be further reduced to EUR 8.6 billion by year-end due to receipts from the sale of KPN's stake in Cesky Telecom and the sale of Xantic's stake in Inmarsat.

Annex 1:

KPN mid-term outlook

        Including impact of lowering of Dutch mobile terminating tariffs

	2004	2005
Revenue growth	0% to -2%	Flat
Fixed	-5% to -7%	-3% to -5%
Mobile	5% to 7%	at least 7%
EBITDA margin
Fixed	43% to 45%	43% to 45%
Mobile	31% to 33%	31% to 33%
Profit before tax	approx. €1.4 bn1	more than €1.5 bn1
Capex	€1.6 to €1.8 bn	€1.8 to €2.0 bn
Free cash flow	more than €2 bn	more than €2 bn2

1
Depreciation UMTS licenses starts for E-Plus and KPN Mobile The Netherlands (2004: EUR ±100 mln; 2005 EUR ±300 mln)

2
Assumption; not taking into account any tax payment

Annex 2:

Impact of lowering of Dutch mobile terminating tariffs on revenues and EBITDA in 2004 and 2005

	2004		2005
Annual impact (in millions of euro)	Revenues	EBITDA	Revenues	EBITDA
Fixed Network	-300	0	-480	0
Mobile Netherlands	-110	-65	-185	-110
Intercompany revenues	+160	—	+255	—
KPN Group	-250	-65	-410	-110

Press Release
Date
December 10, 2003
Number
Fast growth of ADSL	073pe

        KPN's ADSL service is taking flight in the Netherlands. The number of consumers using ADSL from KPN has now reached 710,000, which is already in excess of the year-end expectation of 700,000. KPN will increase national coverage from 87% to 97% in the course of 2004 by modifying exchanges not yet suitable for ADSL. Starting on January the 12th 2004, KPN will again increase the ADSL transmission rate. There will also be an increase in the number of broadband services via the KPN broadband portal in the first half of 2004.

        There has been a spectacular growth of ADSL customers in 2003 to reach the current level of 710,000. The number stood at 310,000 at the start of the first quarter of this year but had risen to 609,000 by the third quarter. KPN expects one million customers to be using its ADSL service by the second half of 2004.

        Before the end of 2004, national coverage of ADSL will expand to 97% (*1). KPN will achieve this increase by modifying the remaining 555 exchanges during 2004. This step makes KPN one of the few broadband operators to take ADSL into rural areas. In 2003, KPN signed contracts with 12 municipalities to accelerate the rollout of ADSL in those places. In return, the municipalities guaranteed a sufficient take-up of ADSL. Given the great demand that exists, KPN has now relieved these municipalities of their financial guarantees.

        KPN has already increased the transmission rate of ADSL earlier this year, giving consumers greater possibilities at an unchanged tariff. As of the start of November, the Internet Service Providers have announced that the transmission rate of ADSL of KPN would be increased again from January 2004, more than doubling the speed except in a small number of situations.

        To enlarge its service offerings for ADSL, KPN introduced its "broadband portal" on 12 November 2003. The portal is an Internet site that gives all broadband users access to a variety of free and paid services, including films, games, television, music, education and web tools. Subscribers who take ADSL from KPN (Lite, Basic and Extra) get an extra saving on premium services via the broadband portal and have access to exclusive broadband services. The number of services on the broadband portal will be increased further in the first half of 2004.

        (*1) the remaining 3% is affected by technical obstacles such as the distance from their home to the telephone exchange.

Press Release
Date
December 10, 2003
Number
Clarification on press release from earlier today on outlook 2004– 2005	074pe

        Due to some unclarity around our press release earlier today on our mid- term outlook, KPN management would like to state the following:

  •
  The guidance on profit before tax provided is a conservative estimate. There is an upward potential amounting to € 300 million for 2004 as well as 2005, which would result in € 1.7 billion for 2004 and € 1.8 billion for 2005

  •
  Furthermore, we would to stress that the depreciation on the UMTS licences as of 2004 reflects regular amortization, and should not be confused with an impairment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: December 12, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

QuickLinks

Fixed-to-mobile calls significantly cheaper
KPN expects strong broadband growth in 2004 and 2005
Fast growth of ADSL
Clarification on press release from earlier today on outlook 2004- 2005
SIGNATURES